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                           September 30, 2021

       Peter Beck
       Chief Executive Officer
       Rocket Lab USA, Inc.
       3881 McGowen Street
       Long Beach, CA 90808

                                                        Re: Rocket Lab USA,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 24,
2021
                                                            File No. 333-259797

       Dear Mr. Beck:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
Angelini at 202-551-3047 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              W. Stuart Ogg